UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ULTRAPETROL (BAHAMAS) LIMITED
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

P94398107
(CUSIP Number)

  Sparrow Capital Investments Ltd.
c/o Southern Cross Group
Attention: Gonzalo Alende Serra
Misiones 1481, Piso 3
Montevideo CP 11,000
Uruguay
Tel: (54 11) 5129-5451

Copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10012
Attention:  Morton E. Grosz
Tel.:  (212) 408 5592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow Capital Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.
Type of Reporting Person (See Instructions)
CO

* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow CI Sub Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Triton Shipping Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Quattro Shipping Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.01 per share, of Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the “Issuer”), which has its principal executive office at Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 20, 2012 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Only those items amended are reported herein.

ITEM 2. IDENTITY AND BACKGROUND

Subsection (b) in Item 2 of Schedule 13D is hereby amended by restating the addresses of Messrs. Alende, Morita and Reyser therein to read in their entirety as follows

The address of the principal business office of Messrs. Morita and Reyser is:

c/o Southern Cross Group
Av. Libertador 602 5th Floor
1001ABT Buenos Aires
Argentina

The address of the principal business office of Mr. Alende is:

c/o Southern Cross Group
Misiones 1481, Piso 3
Montevideo CP 11,000
Uruguay

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by restating the third paragraph therein to read in its entirety as follows:

During an initial period following the Closing (the “Initial Period”), Sparrow had the right under the Shareholders’ Agreement to appoint two representatives on the board of directors of the Issuer. Sparrow appointed Messrs. Reyser and Alende as such representatives as of the Closing Date.  Following the expiration and termination of the Initial Period on June 12, 2013, Sparrow has the right under the Shareholders’ Agreement to appoint two additional representatives on the Issuer’s board (for a total of four representatives) and Los Avellanos and Hazels together have the right to appoint two directors to the Issuer’s board.  Sparrow has designated Eduardo Ojea Quintana and Fernando Barros Tocornal (who are currently directors of the Issuer) as its representatives on the Issuer’s board (in addition to Mr. Reyser and Mr. Alende) pursuant to the Shareholders' Agreement.   Also, effective as of June 13, 2013, the Issuer’s board has elected Mr. Reyser as its chairman.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph at the end of the subsection entitled “Shareholders’ Agreement”:

The Initial Period expired on June 12, 2013.  Accordingly, Sparrow has the right to appoint four directors to the Issuer’s board and Los Avellanos and Hazels together have the right to appoint two directors to the Issuer’s board.  Sparrow has designated Eduardo Ojea Quintana and Fernando Barros Tocornal (who are currently directors of the Issuer) as its representatives on the Issuer’s board (in addition to Mr. Reyser and Mr. Alende) pursuant to the Shareholders' Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2013
SPARROW CAPITAL INVESTMENTS LTD. By: /s/ Ricardo Rodriguez Name: Ricardo Rodriguez Title: Director
SPARROW CI SUB LTD. By: /s/ Ricardo Rodriguez Name: Ricardo Rodriguez Title: Director
TRITON SHIPPING LTD. By: /s/ Ricardo Rodriguez Name: Ricardo Rodriguez Title: Director
QUATTRO SHIPPING HOLDINGS LTD. By: /s/ Ricardo Rodriguez Name: Ricardo Rodriguez Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.

By: Southern Cross Capital Partners III, L.P., its general
        partner

       By: SC GP Company III, its general
       partner

              By: /s/ Ricardo Rodriguez
                    Name:  Ricardo Rodriguez
                    Title:    Director

SOUTHERN CROSS CAPITAL PARTNERS III, L.P. By: SC GP Company III, its general partner By: /s/ Ricardo Rodriguez Name: Ricardo Rodriguez Title: Director
SC GP COMPANY III By: /s/ Ricardo Rodriguez Name: Ricardo Rodriguez Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.

By: Southern Cross Capital Partners IV, L.P., its general
        partner

       By: SC GP Company IV Limited, its general
       partner

              By: /s/ Ricardo Rodriguez
                    Name:  Ricardo Rodriguez
                    Title:    Director

SOUTHERN CROSS CAPITAL PARTNERS IV, L.P. By: SC GP Company IV Limited, its general partner By: /s/ Ricardo Rodriguez Name: Ricardo Rodriguez Title: Director
SC GP COMPANY IV LIMITED By: /s/ Ricardo Rodriguez Name: Ricardo Rodriguez Title: Director
15